UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D*

Under the Securities Exchange Act of 1934

BERLINER COMMUNICATIONS INC.
(Name of Issuer)

Common Stock, par value $0.00002 per share
(Title of Class of Securities)

08520T 10 0
(CUSIP Number)

David W. Knickel
c/o HM Capital Partners LLC
200 Crescent Court, Suite 1600
Dallas, TX 75201
(214) 746-7300

Copy to:
S. Scott Parel, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices And Communications)

January 27, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box .

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08520T 10 0

1	NAME OF REPORTING PERSONS: Sector Performance Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 97,695,786 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 97,695,786 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 97,695,786 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.65% of the Common Stock*
14	TYPE OF REPORTING PERSON: PN
*See Item 5.

CUSIP No. 08520T 10 0

1	NAME OF REPORTING PERSONS: HM Unitek Coinvest, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 13,319,640 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 13,319,640 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 13,319,640 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.95% of the Common Stock*
14	TYPE OF REPORTING PERSON: PN
*See Item 5.

CUSIP No. 08520T 10 0

1	NAME OF REPORTING PERSONS: SPF SBS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 6,172,624 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 6,172,624 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 6,172,624 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.15% of the Common Stock*
14	TYPE OF REPORTING PERSON: PN
*See Item 5.

CUSIP No. 08520T 10 0

1	NAME OF REPORTING PERSONS: Sector Performance GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 97,695,786 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 97,695,786 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 97,695,786 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.65% of the Common Stock*
14	TYPE OF REPORTING PERSON: PN
*See Item 5. Includes all shares held by Sector Performance Fund, LP.

CUSIP No. 08520T 10 0

1	NAME OF REPORTING PERSONS: Sector Performance LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 117,188,050 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 117,188,050 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 117,188,050 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.75% of the Common Stock*
14	TYPE OF REPORTING PERSON: OO (Limited Liability Company)
*See Item 5. Includes all shares held by Sector Performance Fund, LP, HM Unitek Coinvest, LP and SPF SBS LP.

Item 1.  Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) is being filed with respect to shares of Common Stock, par value $0.00002 per share (“Berliner Common Stock”), of Berliner Communications, Inc., a Delaware corporation (“Berliner”).  Berliner’s principal executive offices are located at 1777 Sentry Parkway West, Gwynedd Hall, Suite 302, Blue Bell, Pennsylvania 19422.  Berliner’s telephone number at such address is (267) 464-1700.

Item 2.  Identity and Background

(a)-(c) and (f)

This Schedule 13D is being filed jointly by the following (each, a “Reporting Person” and collectively, the “Reporting Persons”):  (1) Sector Performance Fund, LP, a Delaware limited partnership (“Sector Performance Fund”); (2) HM Unitek Coinvest, LP, a Delaware limited partnership (“Coinvest”); (3) SPF SBS LP, a Delaware limited partnership (“SPF,” and together with Sector Performance Fund and Coinvest, the “Sponsors”); (4) Sector Performance GP, LP, a Texas limited partnership (“Sector Performance GP”); and (5) Sector Performance LLC, a Texas limited liability company (“Ultimate GP,” and collectively with Sector Performance GP, the “General Partners”).  Each of the Sponsors is a direct holder of Berliner Common Stock and Series A Convertible Preferred Stock, par value $0.00002 per share (“Berliner Series A Preferred Stock”), of Berliner, which is convertible into Berliner Common Stock as described in Item 4 below.  Each of Sector Performance Fund and SPF is a direct holder of Series B Convertible Preferred Stock, par value $0.00002 per share (“Berliner Series B Preferred Stock,” and together with Berliner Series A Preferred Stock, “Berliner Preferred Stock”), of Berliner, which is convertible into Berliner Common Stock as described in Item 4 below.  Neither of the General Partners is a direct holder of Berliner Common Stock or Berliner Preferred Stock.

Sector Performance GP is the general partner of Sector Performance Fund.  The general partner of Sector Performance GP, Coinvest and SPF is Ultimate GP.

The principal business of each Sponsor is to invest directly or indirectly in securities.  The principal business of Sector Performance GP is to serve as the general partner of Sector Performance Fund.  The principal business of Ultimate GP is to serve as the general partner of Sector Performance GP and related investment funds, including Coinvest and SPF.

The principal business address and principal office of each of the Reporting Persons is c/o HM Capital Partners LLC, 200 Crescent Court, Suite 1600, Dallas, TX 75201.

Based on the foregoing and the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

John R. Muse, Peter S. Brodsky, a member of the Berliner board of directors (the “Board”), Jason H. Downie, Joe Colonnetta, a member of the Board, Edward Herring and Andrew S. Rosen are members of a six-person committee that exercises, on behalf of the General Partners, voting and dispositive powers over the securities held by the Sponsors.  No single member of the committee has dispositive and/or voting power over the shares held by the Sponsors.  Messrs. Muse, Brodsky, Downie, Colonnetta, Herring and Rosen are also members of Ultimate GP.  As a result of the foregoing, each of Messrs. Muse, Brodsky, Downie, Colonnetta, Herring and Rosen may be deemed to beneficially own all or a portion of the shares of common stock beneficially owned by the Sponsors described above.  Each of Messrs. Muse, Brodsky, Downie, Colonnetta, Herring and Rosen disclaims the existence of a group and disclaims beneficial ownership of shares of common stock not owned of record by him, except to the extent of any pecuniary interest therein.

The principal business address of each of Messrs. Muse, Brodsky, Downie, Colonnetta, Herring, Rosen and David Knickel is 200 Crescent Court, Suite 1600, Dallas, TX 75201.  Each of Messrs. Muse, Brodsky, Downie, Colonnetta, Herring, Rosen and Knickel is an executive officer of Ultimate GP and a United States citizen.

(d)-(e)

During the last five years, none of the Reporting Persons or other persons identified in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 8, 2010, a copy of which is attached hereto as Exhibit 1.

Item 3.  Source and Amount of Funds or Other Consideration

On January 27, 2010, Berliner, BCI East, Inc., a Delaware corporation and previously a wholly-owned subsidiary of Berliner (“Merger Sub”), Unitek Holdings, Inc., a Delaware corporation (“Unitek”), and the other parties signatory thereto entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub merged with and into Unitek and Unitek became a wholly-owned subsidiary of Berliner (the “Merger”).  The time on January 27, 2010 at which the Merger became effective is referred to herein as the “Effective Time.”

Pursuant to the terms and conditions of the Merger Agreement, at the Effective Time, each outstanding share of Common Stock of Unitek (the “Unitek Common Stock”) was converted into the right to receive 0.012 shares of the Berliner Series A Preferred Stock and 0.4 shares of Berliner Common Stock, and each share of the Series A Preferred Stock of Unitek (the “Unitek Preferred Stock”) was converted into the right to receive 0.02 shares of the Berliner Series B Preferred Stock (collectively, the “Merger Consideration”).  The terms of the Berliner Series A Preferred Stock and the Berliner Series B Preferred Stock are summarized in Item 4 below.  Immediately prior to the Effective Time, (i) Sector Performance Fund owned 87,454,840 shares of Unitek Common Stock and 10,240,899 shares of Unitek Preferred Stock, (ii) Coinvest owned 13,319,600 shares of Unitek Common Stock and (iii) SPF owned 5,525,560 shares of Unitek Common Stock and 647,039 shares of Unitek Preferred Stock.

The description of the Merger Agreement in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the shares of Berliner Common Stock and Berliner Preferred Stock pursuant to the Merger Agreement for investment purposes.

The Merger Agreement and the transactions contemplated thereby did or may result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition of additional securities of Berliner, a change to the pre-Merger Board and management of Berliner, a change to the present capitalization and dividend policies of Berliner, or a change to Berliner’s pre-Merger certificate of incorporation and bylaws, as briefly described below.

Changes to Unitek Board of Directors

Following the Effective Time, the Board was reconstituted to be made up of Rich Berliner and Mark S. Dailey, as continuing directors, and seven directors designated by Unitek.  In connection with the Merger Agreement, the following individuals resigned their positions on the Board and the indicated committees of the Board at the Effective Time:

•	Peter J. Mixter (Audit Committee and Compensation Committee);

•	Mehran Nazari (Audit Committee and Compensation Committee);

•	John Stevens Robling, Jr. (Audit Committee); and

•	Thom Waye.

Pursuant to the Merger Agreement and as a result of Board actions on January 26, 2010, each of the following former members of the Board continued to serve on the Board (in the now indicated classes of the Board):

•	Rich Berliner, Class I; and

•	Mark Dailey, Class I.

Pursuant to the Merger Agreement and as a result of Board actions on January 26, 2010, the following individuals were appointed to the Board (and to the indicated classes of the Board):

•	Peter Giacalone, Class II;

•	Peter S. Brodsky, Class II;

•	C. Scott Hisey, Class III;

•	Dean MacDonald, Class I;

•	Richard Siber, Class III;

•	Daniel J. Hopkin, Class II; and

•	Joe Colonnetta, Class III.

Board Committees

The Board will continue to have an Audit Committee and Compensation Committee, and will create a Special Committee (the “Special Committee”) to approve certain related party transactions and other matters as set forth in the Merger Agreement and the Charter Amendment (as defined below).  Pursuant to the Merger Agreement and as a result of Board actions of January 27, 2010, Messrs. Berliner, Dailey and Siber were appointed to the Special Committee; Messrs. Siber and Dailey were appointed to the Audit Committee; and Messrs. Giacalone, Brodsky and Hisey were appointed to the Compensation Committee.

Resignation of Executive Officers

At the Effective Time, Rich Berliner resigned his position as Chief Executive Officer of Berliner but continues to serve as Chief Marketing Officer of Berliner and as Chief Executive Officer of BCI Communications, Inc., a Delaware corporation (“BCI”), effective as of the Effective Time.  Michael S. Guerriero resigned his position as Chief Operating Officer of Berliner but continues to serve as Chief Operating Officer of BCI, effective as of the Effective Time.  Raymond A. Cardonne, Jr. resigned his position as Chief Financial Officer and Treasurer of Berliner but continues to serve as Chief Financial Officer and Treasurer of BCI, effective as of the Effective Time.  Robert Bradley resigned his position as Vice President of Berliner but continues to serve as Vice President of BCI, effective as of the Effective Time.

Appointment of Executive Officers

At the Effective Time:

•	Peter Giacalone became Chairman and President of Berliner;

•	C. Scott Hisey became Chief Executive Officer of Berliner; and

•	Ronald Lejman became Chief Financial Officer and Treasurer of Berliner.

Voting Agreement

In connection with the Merger, Berliner entered into a voting agreement (the “Voting Agreement”) with the Sponsors.  Pursuant to the Voting Agreement, the Sponsors agree, among other things, to approve the Charter Amendment (as defined below), to re-elect Rich Berliner to the Board upon the expiration of his term in 2012 and, if recommended by the Board, to re-elect Mark S. Dailey to the Board upon the expiration of his term in 2012.  The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 3 and incorporated herein by reference.

Charter Amendment

Following the Effective Time, stockholders holding a majority of Berliner's outstanding voting stock approved an amendment and restatement of Berliner’s Amended and Restated Certificate of Incorporation (the “Charter Amendment”), and it is expected that such Charter Amendment will be filed with the Secretary of State of the State of Delaware and become effective after an information statement is sent to Berliner's non-consenting stockholders and the applicable statutory notice periods have expired.  The Charter Amendment will, among other things:

•	increase Berliner's authorized capital stock to a total of 220,000,000 shares, consisting of 200,000,000 shares of Berliner Common Stock and 20,000,000 shares of Berliner Preferred Stock; and

•	change Berliner's corporate name to “UniTek Global Services, Inc.”

Immediately upon the effectiveness of the Charter Amendment, each share of Berliner Series A Preferred Stock will automatically convert into the applicable number of shares of Berliner Common Stock, as discussed below under the heading “Certificate of Designation - Series A Preferred Stock.”

Amendment to Bylaws

At the Effective Time, the Board amended and restated the Bylaws of Berliner (the “Bylaws”).  The primary changes to the Bylaws were as follows:

•
added Article II, Sections 4 and 5 to clarify and update the process and procedures for stockholders to nominate an individual for election to the Board or to propose other business to be considered at an annual or special meeting of stockholders.  For example, the amended sections provide that the notice required to be submitted by a stockholder for either director nominations or other business must disclose, among other things, all swaps, hedges and other derivative instruments and arrangements entered into, directly or indirectly, by the stockholder or any of its controlled affiliates, and all contracts, arrangements, understandings and relationships with respect to the stockholder's investment in Berliner, including with other stockholders, potential investors in Berliner and potential transaction advisers such as financial advisors, legal counsel and proxy solicitation firms;

•
changed Article III, Section 4 to include a definition of “cause” with respect to removal of directors that includes (1) the willful failure by a director to perform, or the gross negligence of a director in performing, such director's duties, (2) engaging in willful or serious misconduct that is injurious to the Corporation or (3) the conviction of, or the entry of a plea of nolo contendere to, a felony;

•
revised Article VIII to clarify the terms and procedures for Berliner's indemnification of its directors.  For example, the amended sections provide that, in order to be indemnified by Berliner, a director must have acted in good faith and in a manner that such director reasonably believed to be in or not opposed to the best interests of Berliner and, with respect to any criminal proceeding, without reasonable cause to believe such director's conduct was unlawful.  In addition, Berliner is not obligated to indemnify directors for claims covered by an insurance policy or other indemnification arrangement;

•	added changes throughout the Bylaws allowing the Board to take certain actions using electronic means; and

•	the Board also made certain technical and conforming amendments to the Bylaws.

Change in Fiscal Year

In connection with the Merger, Berliner changed its fiscal year end from June 30 to December 31, effective as of December 31, 2009.

Certificate of Designation - Series A Preferred Stock

On January 27, 2010, Berliner filed with the Secretary of State of the State of Delaware a Certificate of Designation of Series A Convertible Preferred Stock designating 1,317,602 shares of Berliner Series A Preferred Stock.  At the Effective Time, each outstanding share of Unitek Common Stock was converted into the right to receive 0.012 shares of Berliner Series A Preferred Stock, in addition to 0.4 shares of Berliner Common Stock.

Rank.  With respect to the distribution of assets upon liquidation, dissolution or winding up of Berliner, the Berliner Series A Preferred Stock ranks pari passu with the Berliner Common Stock.

Dividends.  The holders of the Berliner Series A Preferred Stock are entitled to participate in dividends paid to the Berliner Common Stock on an as-converted basis.

Voting Rights.  The holders of the Berliner Series A Preferred Stock are entitled to vote with the holders of the Berliner Common Stock on an as-converted basis.

Automatic Conversion.  Each share of Berliner Series A Preferred Stock will automatically convert into 50 shares of Berliner Common Stock, subject to customary structural anti-dilution adjustments for stock splits, dividends and similar events, upon the filing and effectiveness of the Charter Amendment.  The terms of the Berliner Series A Preferred Stock do not contain any price-based anti-dilution provisions.  In the event of certain corporate changes, including any consolidation or merger in which Berliner is not the surviving entity, sale or transfer of all or substantially all of Berliner's assets, certain share exchanges and certain distributions of property or assets to the holders of Berliner Common Stock, the holders of the Berliner Series A Preferred Stock have the right to receive upon conversion, in lieu of shares of Berliner Common Stock otherwise issuable, such securities and/or other property as would have been issued or payable as a result of such corporate change with respect to or in exchange for the Berliner Common Stock issuable upon conversion of the Berliner Series A Preferred Stock.

Certificate of Designation - Series B Preferred Stock

On January 27, 2010, Berliner filed with the Secretary of State of the State of Delaware a Certificate of Designation of Series B Convertible Preferred Stock designating 682,398 shares of Berliner Series B Preferred Stock.  At the Effective Time, each outstanding share of Unitek Preferred Stock was converted into the right to receive 0.02 shares of Berliner Series B Preferred Stock.

Rank.  With respect to the distribution of assets upon liquidation, dissolution or winding up of Berliner, the Berliner Series B Preferred Stock ranks (1) senior to all classes of Berliner's common stock; (2) senior to all other series of Berliner's previously authorized preferred stock; (3) senior to any class or series of capital stock of Berliner created after the designation of the Berliner Series B Preferred Stock, which does not, by its terms, rank senior to or  pari passu with the Berliner Series B Preferred Stock (each a “Junior Security”).

Dividends.  The holders of the Berliner Series B Preferred Stock are entitled to participate in dividends paid to the Berliner Common Stock on an as-converted basis.

Liquidation Rights.  In the event of a liquidation, dissolution or winding up of Berliner, before any distribution is made to the holders of any Junior Security, the holders of the Berliner Series B Preferred Stock are entitled to be paid out of the assets of Berliner an amount equal to the greater of (1) $100.00 per share of Berliner

Series B Preferred Stock (as adjusted for stock splits, stock dividends, combinations or the like) plus any declared but unpaid dividends on the Berliner Series B Preferred Stock, and (2) the amount payable with respect to such shares of Berliner Series B Preferred Stock as if they had been converted into Berliner Common Stock.

Voting Rights.  The holders of the Berliner Series B Preferred Stock are entitled to vote with the holders of the Berliner Common Stock on an as-converted basis.

Optional Conversion.  Each share of Berliner Series B Preferred Stock is convertible at any time following the effectiveness of the Charter Amendment, at the option of the holder thereof, into shares of Berliner Common Stock.  The number of shares of Berliner Common Stock into which the Berliner Series B Preferred Stock is convertible is equal to the Series B Original Issue Price divided by $1.00 (the “Conversion Price”), such that the actual conversion ratio would currently be 50 shares of Berliner Common Stock for each share of Berliner Series B Preferred Stock, subject to standard structural anti-dilution adjustments for stock splits, dividends and similar events.  The terms of the Berliner Series B Preferred Stock do not contain any price-based anti-dilution provisions.  In the event of certain corporate changes, including any consolidation or merger in which Berliner is not the surviving entity, sale or transfer of all or substantially all of Berliner's assets, certain share exchanges and certain distributions of property or assets to the holders of Berliner Common Stock, the holders of the Berliner Series B Preferred Stock have the right to receive upon conversion, in lieu of shares of Berliner Common Stock otherwise issuable, such securities and/or other property as would have been issued or payable as a result of such corporate change with respect to or in exchange for the Berliner Common Stock issuable upon conversion of the Berliner Series B Preferred Stock.

Protective Provisions.  Berliner may not, without the prior approval (by vote or written consent) of the holders of a majority of the then outstanding shares of the Berliner Series B Preferred Stock: (1) amend or waive any provision of Berliner's Certificate of Incorporation or Bylaws in a way that would alter the rights, preferences or privileges of the Berliner Series B Preferred Stock; or (2) create any capital stock having rights, preferences or privileges senior to or on parity with the Berliner Series B Preferred Stock.

Election of Director.  The holders of the Berliner Series B Preferred Stock shall be entitled to elect one member of the Board until such time as the Berliner Series B Preferred Stock represents less than five percent of the then-outstanding shares of Berliner Common Stock (including the Berliner Preferred Stock voting on an as-converted basis), after which time the Berliner Series B Preferred Stock shall at no time thereafter be entitled to separately elect a member of the Board.

Escrow

Pursuant to an escrow agreement, dated as of January 27, 2010, 10,980,000 shares (the “Escrow Shares”) of Berliner Common Stock included in the Merger Consideration were placed into escrow and will be available for six months after the Effective Time to satisfy any indemnification claims with respect to any breaches of representations or warranties made by Unitek in the Merger Agreement.  All voting rights with respect to the Escrow Shares will be exercised by the Company Representative (as such term is defined in the Merger Agreement), on behalf of the Former Company Stockholders, in accordance with instructions provided by the beneficial owners of such shares unless and until the time at which such shares are released to Berliner to satisfy indemnification claims as more fully described below.

Indemnification

Pursuant to the Merger Agreement, both Berliner and Unitek made representations and warranties, which survive the closing of the transactions contemplated thereby (the “Closing”) and terminate six months thereafter.  As discussed above, any indemnification claims with respect to any breaches of representations or warranties made by Unitek in the Merger Agreement will be supported solely by shares of Berliner Common Stock held in escrow, which shares will be cancelled in the event of a successful indemnification claim.  Any indemnification claims with respect to any breaches of representations or warranties made by Berliner in the Merger Agreement will be payable solely by way of issuance of up to 10,980,000 shares of additional Berliner Common Stock to holders of Unitek Common Stock (on a pro-rata basis) in the event of a successful indemnification claim.  The number of shares of Berliner Common Stock canceled or issued in the event of a successful indemnification claim as mentioned above will equal the total amount of the indemnification claim divided by the Market Value (as such term is defined in the

Merger Agreement) of each share of Berliner Common Stock.  No indemnification claim may be made with respect to Berliner or Unitek by an indemnified party until the aggregate amount of losses for which all indemnified parties seeking to be indemnified by Berliner or Unitek, respectively, exceed $1,000,000 in the aggregate.  The limitation in the immediately preceding sentence will not apply to claims relating to breaches of either party's representations relating to working capital or fraud.

Credit Support Agreement

In connection with the Merger, Berliner and Unitek (collectively, the “Obligors”) entered into a credit support agreement (the “Credit Support Agreement”) with Sector Performance Fund and SPF (collectively, the “Credit Support Parties”), whereby the Obligors will pay the Credit Support Parties a credit support fee (the “Credit Support Fee”) in exchange for the Credit Support Parties’ continued guaranty of Unitek’s performance under its credit facility with BMO Capital Markets Financing, Inc. (the “BMO Loan”).  The Credit Support Fee is equal to 6% (or the maximum contract rate of interest permitted by law if less than 6%) (the “Stated Rate”) on the aggregate of the outstanding principal amount and interest payable under the BMO Loan.  The Credit Support Fee will be paid quarterly in arrears in cash, or, at the option of Berliner (and for so long as the Special Committee exists, with the consent of the Special Committee), in shares of Berliner Series B Preferred Stock which will be issued quarterly; provided, that if the Unitek Credit Agreements (as such term is defined in the Merger Agreement) do not permit the payment of the Credit Support Fee in cash, then such fee will be paid in shares of Berliner Series B Preferred Stock.

If either Credit Support Party is required to perform its obligations under the guaranty, the Obligors will enter into a loan facility with the Credit Support Parties on substantially the same terms as the BMO Loan (the “Sector Loan Facility”).  The principal amount of the Sector Loan Facility will equal the amount of the guaranty funded by the Credit Support Parties and the interest rate will be equal to 8% (or the maximum contract rate of interest permitted by law if less than 8%), plus the rate previously applicable to the BMO Loan.  The interest payable under the Sector Loan Facility will be paid in arrears in cash, or, at the option of Berliner (and for so long as the Special Committee exists, with the consent of the Special Committee), in shares of Berliner Series B Preferred Stock which will be issued quarterly; provided, that if the Unitek Credit Agreements do not permit the payment of such interest in cash, then such interest will be paid in shares of Berliner Series B Preferred Stock.  During the nine-month period following the establishment of a Sector Loan Facility, the Obligors must use commercially reasonable efforts to repay the principal amount and interest payable under the Sector Loan Facility.  Any principal or interest payable under the Sector Loan Facility not repaid on or before the end of such nine-month period will automatically convert into shares of Berliner Series B Preferred Stock.

Except to the extent specifically prohibited by the Merger Agreement or any agreement contemplated thereby, each of the Reporting Persons reserves the right, in light of its ongoing evaluation of Berliner’s financial condition, business, operations and prospects, the market price of Berliner Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.  In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to the terms and conditions of the Merger Agreement, the agreements contemplated thereby and any applicable law, to, among other things, (i) purchase additional shares of Berliner Common Stock or other securities of Berliner, (ii) sell or transfer Berliner Common Stock, Berliner Preferred Stock or other securities beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, shares of Berliner Common Stock, Berliner Preferred Stock or other securities owned by such entities, and (iv) consider participating in a business combination transaction that would result in an acquisition of all of Berliner’s capital stock.  Additionally, as a result of their holding, directly or indirectly, shares of Berliner Common Stock and Berliner Preferred Stock representing approximately 78.75% of Berliner’s voting stock, the Reporting Persons may have the ability to influence or determine the vote with respect to significant matters involving Berliner, including the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Furthermore, Messrs. Brodsky, Colonnetta and Hopkin, each an officer of Ultimate GP, serve on the Board, and in such capacity may have the ability, on behalf of the Reporting Persons, to influence the management policies and control of Berliner with the aim of increasing the value of Berliner, and as a result, the Reporting Persons’ investment.

Item 5.  Interest in Securities of the Issuer

(a)-(b)

The responses in rows 7 through 11 and 13 of the cover page to this Schedule 13D are incorporated herein by reference.  The beneficial ownership reported in this Schedule 13D assumes that (a) on December 31, 2009, there were 26,515,732 shares of Berliner Common Stock outstanding and no shares of Berliner Preferred Stock outstanding as represented by Berliner in the Merger Agreement, (b) since December 31, 2009 to the date of this Schedule 13D, no shares of Berliner Common Stock or Berliner Preferred Stock have been issued other than the 43,920,000 shares of Berliner Common Stock (which includes the Escrow Shares), 1,317,602 shares of Berliner Series A Preferred Stock and 250,005 shares of Berliner Series B Preferred Stock issued pursuant to the Merger Agreement, and (c) the Charter Amendment will be filed within 60 days of the Effective Time, causing the automatic conversion of the Berliner Series A Preferred Stock into Berliner Common Stock as described above and providing that the Berliner Series B Preferred Stock may be converted to Berliner Common Stock pursuant to the optional conversion rights described above.

Based on the assumptions above, as of the date of this Schedule 13D, (i) Sector Performance is the direct beneficial owner of 97,695,786 shares of Berliner Common Stock (consisting of 34,981,936 shares of Berliner Common Stock currently held or in escrow, 52,472,950 shares of Berliner Common Stock issuable upon the conversion of 1,049,459 shares of Berliner Series A Preferred Stock, each share of which is automatically convertible into 50 shares of Berliner Common Stock as described above, and 10,240,900 shares of Berliner Common Stock issuable upon the conversion of 204,818 shares of Berliner Series B Preferred Stock, each share of which is convertible into 50 shares of Berliner Common Stock as described above) which represent approximately 65.65% of Berliner Common Stock outstanding on an as-converted basis, (ii) Coinvest is the director beneficial owner of 13,319,640 shares of Berliner Common Stock (consisting of 5,327,840 shares of Berliner Common Stock currently held or in escrow, and 7,991,800 shares of Berliner Common Stock issuable upon the conversion of 159,836 shares of Berliner Series A Preferred Stock, each share of which is automatically convertible into 50 shares of Berliner Common Stock as described above) which represent approximately 8.95% of Berliner Common Stock outstanding on an as-converted basis and (iii) SPF is the director beneficial owner of 6,172,624 shares of Berliner Common Stock (consisting of 2,210,224 shares of Berliner Common Stock currently held or in escrow, 3,315,350 shares of Berliner Common Stock issuable upon the conversion of 66,307 shares of Berliner Series A Preferred Stock, each share of which is automatically convertible into 50 shares of Berliner Common Stock as described above, and 647,050 shares of Berliner Common Stock issuable upon the conversion of 12,941 shares of Berliner Series B Preferred Stock, each share of which is convertible into 50 shares of Berliner Common Stock as described above) which represent approximately 4.15% of Berliner Common Stock outstanding on an as-converted basis.

By virtue of the relationship between Sector Performance GP and Sector Performance Fund, as described herein, Sector Performance GP may be deemed to share beneficial ownership with respect to the shares reported in clause (i) of the paragraph above.  By virtue of the relationship among the Sponsors, Sector Performance GP and Ultimate GP, as described herein, Ultimate GP may be deemed to share beneficial ownership with respect to all shares reported herein.  Except for direct holdings and to the extent of any pecuniary interests, each of the Reporting Persons expressly disclaims the existence of such beneficial ownership.

Sector Performance Fund, acting through its general partner, Sector Performance GP, acting through its general partner, Ultimate GP, has the power to vote or direct the vote of and to dispose or direct the disposition of the shares of Berliner Common Stock and Berliner Preferred Stock it holds.  Coinvest, acting through its general partner, Ultimate GP, has the power to vote or direct the vote of and to dispose or direct the disposition of the shares of Berliner Common Stock and Berliner Preferred Stock it holds.  SPF, acting through its general partner, Ultimate GP, has the power to vote or direct the vote of and to dispose or direct the disposition of the shares of Berliner Common Stock and Berliner Preferred Stock it holds.

Immediately before the Effective Time, none of the Reporting Persons beneficially owned any capital stock of Berliner.

(c)

The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.  Other than the transactions contemplated by the Merger Agreement, there have been no other acquisitions of Berliner securities by the Reporting Persons.

(d)

No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Berliner Common Stock or Berliner Preferred Stock owned of record by Sector Performance Fund, Coinvest or SPF.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

Other than as set forth in this Schedule 13D or below in this Item 6, the rights to distributions, division of profits and other arrangements relating to Berliner’s securities owned of record by the applicable Reporting Persons are governed exclusively by their respective limited partnership agreements and limited liability company regulations.

The Sponsors have the benefits of a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Sponsors are granted registration rights with respect to the shares received by each of them as Merger Consideration (the “Registrable Securities”).  Pursuant to the Registration Rights Agreement, the holders of at least a majority of the Registrable Securities will be able to require Berliner to (i) register all or part of their Registrable Securities two times on a Form S-1 or by way of a similar long-form registration (subject to certain conditions) and (ii) register all or part of their Registrable Securities an unlimited number of times, to the extent available, on a Form S-3 (subject to certain conditions).  The holders of Registrable Securities will also be able to require Berliner to include their shares in future registration statements that Berliner files, subject to reduction at the option of the underwriters of such offering.

Berliner will be obligated under the Registration Rights Agreement to pay the registration expenses incurred in connection with any registration, qualification or compliance relating to the exercise of a holder’s registration rights, other than underwriting discounts and commissions.  Additionally, Berliner agrees to indemnify holders of Registrable Securities covered by a registration statement against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the holders may be required to make because of any such liabilities.  The holders of Registrable Securities will indemnify Berliner for losses resulting from any untrue statement or omission of material fact made by any such holders in a registration statement; provided that each holder’s obligation to indemnify Berliner will be individual, not joint and several, and will be limited to the net amount of proceeds received by such holder from the sale of the Registrable Securities pursuant to such registration statement.

Item 7.  Material to Be Filed as Exhibits

1.	Joint Filing Agreement, dated February 8, 2010, by and among the Reporting Persons.*

2.
Agreement and Plan of Merger, dated as of January 27, 2010, by and among Berliner, Merger Sub, Unitek and the other parties signatory thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Berliner with the Securities and Exchange Commission on January 27, 2010).

________________________
*Filed herewith.

Current Report on Form 8-K filed by Berliner with the Securities and Exchange Commission on January 27, 2010).

3.
Voting Agreement, dated as of January 27, 2010, by and among Berliner, HM Capital Partners LLC and the Sponsors (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Berliner with the Securities and Exchange Commission on January 27, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.  Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this Schedule 13D is filed on behalf of each of us.

Dated: February 8, 2010

SECTOR PERFORMANCE FUND, LP
By: Sector Performance GP, LP, its general partner
By: Sector Performance LLC, its general partner
By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President and Chief Financial Officer

HM UNITEK COINVEST, LP
By: Sector Performance LLC, its general partner
By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President and Chief Financial Officer

SPF SBS LP By: Sector Performance LLC, its general partner
By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President and Chief Financial Officer

SECTOR PERFORMANCE GP, LP
By: Sector Performance LLC, its general partner
By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President and Chief Financial Officer

SECTOR PERFORMANCE LLC
By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President and Chief Financial Officer

Exhibit 1

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the statement on Schedule 13D, dated February 8, 2010 (the “Schedule 13D”), with respect to the Common Stock of Berliner Communications, Inc. is, and any amendments thereto shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Joint Filing Agreement shall be included as an exhibit to the Schedule 13D and each such amendment.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other party, except to the extent that it knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this Joint Filing Agreement as of the date first written above.

SECTOR PERFORMANCE FUND, LP
By: Sector Performance GP, LP, its general partner
By: Sector Performance LLC, its general partner
By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President and Chief Financial Officer

HM UNITEK COINVEST, LP
By: Sector Performance LLC, its general partner
By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President and Chief Financial Officer

SPF SBS LP By: Sector Performance LLC, its general partner
By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President and Chief Financial Officer

SECTOR PERFORMANCE GP, LP
By: Sector Performance LLC, its general partner
By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President and Chief Financial Officer

SECTOR PERFORMANCE LLC
By:	/s/ David W. Knickel
	Name:	David W. Knickel
	Title:	Vice President and Chief Financial Officer